SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                       THE WELLCARE MANAGEMENT GROUP, INC.
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                                 (Name of Issuer)


                           COMMON STOCK, $.01 PAR VALUE
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                          (Title of Class of Securities)


                                    949470 10 8
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                                  (CUSIP Number)


                                 December 23, 1996
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              (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)
                        (List of Exhibits is on Page 5)

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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 949470 10 8             SCHEDULE 13D                Page 2 of 18 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robert W. Morey, Jr.,   S.S. ####-##-####
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      00 See Item 3.
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.A.
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                  7     Sole Voting Power
  Number of
   Shares               787,157
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        787,157
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      787,157  See Item 5(a).
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      15.1%  See Item 5(a).
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby supplemented as follows:

            On January 7, 1997, RWM Management Co. Defined Benefit Pension Plan (the "Plan") purchased 2,000 shares of Common Stock, $.01 par value (the "Common Stock"), of The WellCare Management Group, Inc. (the "Issuer"), a corporation organized under the laws of the State of New York. The Plan acquired such shares of Common Stock at a price of $9.25 per share (for the aggregate consideration of $18,500), using funds from the Plan. Robert W. Morey, Jr., the reporting person, is trustee of the Plan; however, Mr. Morey disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Plan.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby supplemented as follows:

            (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon the 4,928,684 shares of Common Stock outstanding on December 31, 1996 as represented by the Issuer) beneficially owned by Mr. Morey as of the close of business on December 31, 1996, are set forth below:

                                          Shares                Percentage of
              Name of Holder        Beneficially Owned        Outstanding Shares
              --------------        ------------------        ------------------

             Robert W. Morey, Jr.       787,157 (1)                15.1% (2)

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(1)   Includes 281,957 shares of Class A Common Stock, $.01 par value ("Class A
      Common Stock"), which are identical to the shares of Common Stock in all respects except that the Class A Common Stock has ten votes per share as compared to one vote for each share of Common Stock, is not transferable, and is convertible into shares of Common Stock on a share-for-share basis at the option of the holder. Also includes 2,000 shares of Common Stock purchased by the Plan on January 7, 1997. Mr. Morey, the trustee of the Plan, disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Plan.

(2) As a result of his Class A Common Stock ownership, Mr. Morey is the beneficial owner of 17.9% of the total combined votes of the outstanding shares of Common Stock and Class A Common Stock (based on the 4,928,684 shares of Common Stock and 1,369,492 shares of Class A Common Stock outstanding as of December 31, 1996 as represented by the Issuer).

            (b) Mr. Morey has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock and Class A Common Stock beneficially owned by him.

            (c) On January 7, 1997, the Plan purchased 2,000 shares of Common Stock at a price of $9.25 per share (for the aggregate consideration of $18,500), using funds from the Plan. Mr. Morey is trustee of the Plan; however, Mr. Morey disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Plan.

                                                              Page 4 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is hereby supplemented as follows:

            On December 16, 1996, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted Mr. Morey non-incentive stock options (the "Options") to purchase an aggregate of 600,000 shares of Common Stock under the Issuer's 1996 Non-Incentive Executive Stock Option Plan (the "Plan", a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference thereto). Mr. Morey received an Option (a) to purchase 450,000 shares of Common Stock at a price of $10.00 per share pursuant to a Non-Incentive Stock Option Agreement, dated December 23, 1996 (a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference thereto) and (b) to purchase 150,000 shares of Common Stock at a price of $15.00 per share pursuant to a Non-Incentive Stock Option Agreement, dated December 23, 1996 (a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference thereto) (collectively, the "Stock Option Agreements"). The Plan was approved by Issuer's Board of Directors on December 23, 1996. The Plan and the Stock Option Agreements are subject to approval by the shareholders of the Issuer.

            After shareholder approval of the Plan and the Stock Option Agreements, Mr. Morey's Options may be exercised in their entirety prior to their expiration on December 22, 2001, but only upon the occurrence of any of the following:

            (a) If the closing sale price of the Issuer's Common Stock (or the average of the closing bid and asked prices if closing sale prices are not reported) for thirty consecutive Trading Days (as defined in the Stock Option Agreements) is equal to or greater than (i) $20.00 per share for the Option to purchase 450,000 shares or (ii) $25.00 per share for the Option to purchase 150,000 shares;

            (b) A Change of Control (as defined in the Stock Option Agreements) of the Issuer, if (i) on the date of such Change of Control the Fair Market Value (as defined in the Plan) of the Issuer's Common Stock is equal to or greater than (A) $17.50 per share for the Option to purchase 450,000 shares or (B) $22.50 per share for the Option to purchase 150,000 shares or (ii) shares of Common Stock are purchased at a price in the transaction implementing such Change of Control equal to or greater than (A) $17.50 per share for the Option to purchase 450,000 shares or (B) $22.50 per share for the Option to purchase 150,000 shares. An Option not meeting either (i) or (ii) upon a Change of Control of the Issuer shall immediately terminate, lapse and expire;

            (c) Mr. Morey's death or Disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended); or

            (d) The thirty day period commencing November 23, 2001 and ending December 22, 2001.

            Notwithstanding the foregoing, the Options shall immediately terminate, lapse and expire upon the occurrence of any of the following: (i) Mr. Morey's refusal, prior to December 31, 1999, to act at the Issuer's request as Chief Executive Officer of the Issuer; (ii) Mr. Morey's refusal, prior to December 31, 2001, to act at the Issuer's request as a director of the Issuer;
(iii) Mr. Morey's removal as Chief Executive Officer by the Issuer With Cause (as defined below) or (iv) Mr. Morey's removal as a director by the Issuer "for cause" pursuant to the procedures set forth in the Issuer's charter. The term "With Cause" shall mean (a) Mr. Morey's willful failure to perform Mr. Morey's reasonable responsibilities and duties attendant to Mr. Morey's position with the Issuer or (b) Mr. Morey's indictment for any felony.

                                                              Page 5 of 18 Pages
Item 7. Material to be filed as Exhibits.

            Item 7 is hereby supplemented as follows:

            1. Copy of Issuer's 1996 Non-Incentive Executive Stock Option Plan that was approved by Issuer's Board of Directors on December 23, 1996 (subject to approval by Issuer's shareholders).

            2. Copy of Non-Incentive Stock Option Agreement, dated December 23, 1996, between Issuer and Mr. Morey, granting Mr. Morey an Option to purchase 450,000 shares of Common Stock at $10.00 per share (subject to approval by Issuer's shareholders).

            3. Copy of Non-Incentive Stock Option Agreement, dated December 23, 1996, between Issuer and Mr. Morey, granting Mr. Morey an Option to purchase 150,000 shares of Common Stock at $15.00 per share (subject to approval by Issuer's shareholders).

                                     SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February 10, 1997
                               -------------------------------------------------
                                                 (Date)


                                       /s/ Robert W. Morey, Jr.
                               -------------------------------------------------
                                                 (Signature)


                               Robert W. Morey, Jr.
                               Chairman of the Board and Chief Executive Officer
                               -------------------------------------------------
                                                 (Name/Title)